

September 24, 2013

Via E-mail
Mr. Antony Mitchell
Chief Executive Officer
Imperial Holdings, Inc.
701 Park of Commerce Boulevard, Suite 301
Boca Raton, Florida 33487

> **Re:** **Imperial Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 28, 2013**
> **Form 10-Q for the Quarterly Period Ended March 31, 2013**
> **Filed May 14, 2013**
> **Form 10-Q for the Quarterly Period Ended June 30, 2013**
> **Filed August 13, 2013**
> **File No. 001-35064**

Dear Mr. Mitchell:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filings, by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012
Exhibits 31

1. Please amend your Form 10-K for the fiscal year ended December 31, 2012 and your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2013 to include revised Section 302 certifications that describe your responsibilities for

establishing and maintaining internal control over financial reporting as required by paragraphs 4 and 4b in Rule 601(b)(31) of Regulation S-K.

Form 10-Q for quarterly period ended June 30, 2013
Notes to Consolidated Financial Statements
(1) Description of Business
Revolving Credit Facility and Related Transactions, page 11

2. Please provide us analyses supporting the accounting treatment for your termination and release agreement with CTL and Lexington Insurance Company and your accounting for the acquisition of CTL, which together produced a $65.8 million gain in the second quarter of 2013. Refer us to the technical guidance upon which you have relied for each transaction, particularly your consideration of ASC 805-30-25-4 in recognizing gains on the acquisition of life insurance policies from Lexington Insurance Company and your acquisition of CTL. Also, provide us the following information.

   • Explain your basis for considering the subrogation claims and salvage rights in life insurance policies held by Lexington Insurance Company, which you describe as "kept off-balance sheet as contingent assets," to be investments in life settlements upon effectiveness of the Termination Agreement.

   • Provide a computation of the $65.8 million unrealized gain recognized in the quarter ended June 30, 2013. Include a breakdown of this gain resulting from the termination and release agreement with Lexington Insurance Company and CTL and the acquisition of CTL.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
   • the company is responsible for the adequacy and accuracy of the disclosure in the filings;
   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant